NEWS RELEASE

Alderon to List on the NYSE Amex Under the Symbol “AXX”

March 5, 2012	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon” or the “Company”) is pleased to announce that its common shares have been approved for listing on the NYSE Amex. Alderon anticipates trading on the NYSE Amex exchange will begin on Friday, March 9, 2012 under the symbol “AXX”. The Company will continue to trade on the Toronto Stock Exchange under the symbol “ADV”.

“This NYSE Amex listing represents another significant milestone in Alderon’s growth,” stated Mark Morabito, Alderon’s Executive Chairman. “The listing will provide greater trading accessibility for United States investors, is expected to enhance liquidity and will provide Alderon with exposure to a wider audience of investors.”

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. For more information on Alderon, please visit our website at www.alderonironore.com

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607
F: 604-681-8039	F: 416-861-8165	F: 514-934-4640	F: 709-576-7541
E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 x232

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the increased exposure and liquidity from the NYSE Amex listing and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; public opposition in the environmental assessment process; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.